Filed by RMR Dividend Capture Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended.

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE
Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announce Record Date of Joint Special Meetings of Shareholders

Newton, MA (March 20, 2009):  Today, RMR Funds announced that Joint Special Meetings of Shareholders (the “Meetings”) to seek approval of the reorganization of each of its seven closed end funds will be held on Thursday, June 4, 2009.  The record date for determination of shareholders entitled to vote at the Meetings has been set at the close of business on Tuesday, March 31, 2009.

As previously announced, the RMR Funds filed a preliminary Joint Proxy and Registration Statement/Prospectus with the U.S. Securities and Exchange Commission (SEC) with respect to the proposed reorganization of each of RMR Real Estate Fund (NYSE Amex: RMR), RMR Hospitality and Real Estate Fund (NYSE Amex: RHR), RMR F.I.R.E. Fund (NYSE Amex: RFR), RMR Preferred Dividend Fund (NYSE Amex:  RDR) and RMR Dividend Capture Fund (NYSE Amex: RCR) into a newly formed closed end fund, RMR Real Estate Income Fund (“New RMR”), and filed a separate preliminary Joint Proxy and Registration Statement/Prospectus with respect to the proposed reorganization of each of RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) and RMR Asia Real Estate Fund (NYSE Amex: RAF) into a newly formed closed end fund, New RMR Asia Pacific Real Estate Fund (“New RAP”).  The funds currently expect to file amended Joint Proxy and Registration Statements/Prospectuses with the SEC in the coming weeks for the primary purpose of updating certain financial information contained in those documents, and expect to mail definitive Joint Proxy Statements/Prospectuses to fund shareholders to solicit shareholder approval in April 2009.

Subject to the requisite shareholder approval and the satisfaction of other conditions set forth in each Agreement and Plan of Reorganization, the reorganizations of each of RMR, RHR, RFR, RDR and RCR with New RMR, and the reorganizations of each of RAP and RAF with New RAP, are anticipated to be consummated as soon as practicable following the Meetings.

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including New RMR and New RAP; nor is this press release intended to solicit a proxy from any shareholder of any of the affected funds.  The solicitation of the purchase or sale of securities or of proxies to effect each fund reorganization may only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

Additional Information About the Proposed Fund Reorganizations and Where to Find It:

This press release references an amended Registration Statement, which includes an amended Joint Proxy Statement/Prospectus, to be filed by New RMR, RMR, RHR, RFR, RDR and RCR, and a separate amended Registration Statement, which includes an amended Joint Proxy Statement/Prospectus, to be filed by New RAP, RAP and RAF.  Neither of these documents has yet been filed with the SEC.  After these documents are filed with the SEC, they may be amended or withdrawn and they will not be distributed to shareholders of the affected funds unless and until they are declared effective by the SEC.

The funds and their respective trustees, officers and employees, and the funds’ investment advisor, RMR Advisors, Inc. (“Advisor”), and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to these proposed reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the funds’ respective trustees, officers and employees, and the Advisor’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy Statement/Prospectuses regarding the proposed reorganizations, filed with the SEC, when they become available.

The Registration Statements of New RMR and New RAP have not yet become effective, and the information contained therein, including information in the preliminary Joint Proxy Statement/Prospectuses, is not complete and is subject to change.  INVESTORS AND SECURITY

HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED FUND REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  New RMR and New RAP may not sell securities until their respective Registration Statements filed with the SEC are effective.  Neither Joint Proxy Statement/Prospectus is an offer to sell securities, nor is it soliciting an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of each Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of each Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after each Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNINGS REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS, SOME OF WHICH ARE BEYOND THE CONTROL OF THE AFFECTED FUNDS. FOR EXAMPLE:  THIS PRESS RELEASE STATES THAT PRELIMINARY JOINT PROXY AND REGISTRATION STATEMENTS/PROSPECTUSES HAVE BEEN FILED WITH THE SEC WITH RESPECT TO PROPOSED FUND REORGANIZATIONS.  THE IMPLICATION OF THIS STATEMENT IS THAT THESE FUNDS MAY BE REORGANIZED BY COMBINING TOGETHER. IN FACT, THESE REORGANIZATIONS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THESE BOARDS OR CERTAIN OF THEM MAY DECIDE NOT TO PROCEED WITH THESE REORGANIZATIONS; OR (II) THE

SHAREHOLDERS OF ONE OR MORE OF THESE FUNDS MAY NOT APPROVE THESE REORGANIZATIONS.

FOR THESE AND OTHER REASONS INVESTORS SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

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